Exhibit 99.1

ParaZero Enters Cyprus Market Through Reseller Agreement

Kfar Saba, Israel, Jan. 15, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the signing of a reseller agreement with Lella Kentonis Investment Co. Limited (“Lella Kentonis”), specializing in homeland security equipment.

Under the agreement, Lella Kentonis has been appointed as ParaZero’s reseller in Cyprus, granting rights to distribute and integrate ParaZero’s product lines into the Cypriot defense and homeland security market.

“We are excited to partner with Lella Kentonis to bring our proven counter-UAS technologies to Cyprus,” said Ariel Alon CEO of ParaZero Technologies. “By teaming with a forward-thinking homeland security provider like Lella Kentonis, we can deliver integrated, mission-critical, defensive counter-UAS solutions for Cyprus defense and security agencies.”

“We are pleased to partner with ParaZero to introduce their advanced DefendAir counter-UAS solutions to the Cypriot market,” said Nicos Kentonis, Director of Lella Kentonis. “With the growing threats from hostile drones in regional security scenarios, ParaZero’s, net-based interception technology aligns perfectly with our commitment to providing cutting-edge, homeland security equipment to government variosclients in Cyprus.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

About Lella Kentonis

Lella Kentonis Investment Co. Limited, is based in Strovolos, Nicosia, Cyprus. Founded in 1994 and specializes in the distribution and supply of specialized products, including tactical and outdoor gear, lifesaving systems, climbing equipment, and related items for military, police, and professional use. The company is known for participating in governmental tenders and importing/exporting quality branded products, delivering across Cyprus while maintaining a focus on reliable partnerships with international manufacturers in niche markets like safety and adventure equipment.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, forward-looking statements include ParaZero delivering integrated, mission-critical, defensive counter-UAS solutions for Cyprus defense and security agencies and the growing threats from hostile drones. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com